Filed by Palm, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Handspring, Inc.
Registration Statement File No.: 333-106829

The following presentation to employees of Palm Solutions Group was posted on
 Palm's internal website.

palmOne:  Impact on Palm, Inc.
Shares, Stock Options & ESPP

Fall, 2003

Conversion of Palm, Inc. Equity Compensation for
palmOne Employees

At the time of the PalmSource (PSI) spin-off and Handspring acquisition,
palmOne employees with Palm, Inc. (Palm) shares, stock options or
Employee Stock Purchase Plan (ESPP) participation will be impacted.

Shares: Palm shares owned at Distribution will receive a PSI distribution

Stock Options:  The guiding principle is that the intrinsic value of Palm options held by palmOne employees will be maintained – in other words, the current value held in Palm options will remain the same immediately before and immediately following the PSI Distribution

ESPP participants:  Active participants as of the distribution date will receive an adjusted offering price

Key Terms

Adjustment ratio:  Calculation applied to employees’ option grants affecting the number of shares underlying options and their exercise prices, designed to maintain option intrinsic value.  The calculation is also applied to the offering price for ongoing ESPP participants.  An “adjustment ratio” is determined, based on comparing the NASDAQ National Market closing price of Palm common stock on the Distribution Date versus the NASDAQ National Market opening price of palmOne common stock on the first trading day following the Distribution Date.

Distribution or Spin-off:  A form of corporate divestiture that results in a subsidiary or division becoming an independent company.

Distribution Date:  Date that the PSI Distribution becomes effective.  For example, in our anticipated PSI Distribution, the
Distribution Date is October 28, 2003.

ESPP Offering Price:  Closing price of PALM on the first day of the 24 month offering period.  Employees enrolled in the
April 1, 2003 offering period have an offering price of $9.66 (less 15% discount, or $8.21); employees enrolled in the October
1, 2003 offering period have an offering price of $20.57 (less 15% discount or $17.48).

Exercise Price:  Price at which the stock underlying an option can be purchased, regardless of the current market price
(sometimes called the strike price).

Option Intrinsic Value:  Difference between the current market value of the stock and the exercise price of an option multiplied by the number of shares underlying the option.  For example, if you own an option for 100 shares of Palm common stock with an exercise price of $14 and the current market price is $20, then the option intrinsic value is $600 = 100 x ($20-
$14).

PSI Distribution:  Distribution of PSI common stock to holders of Palm, Inc. common stock on the  Distribution Date.

PLMO:  New NASDAQ ticker symbol for palmOne.

PSRC:  New NASDAQ ticker symbol for PSI.

Stock Option:  The right to buy a specified number of shares of stock at a fixed price within a specified period of time.

Key Dates

September 23                          Record Date:  Owners of Palm common stock as of this date are entitled to vote their shares at the Annual Stockholders meeting.

pre- October 28                       Market makers may begin trading “when issued stocks” in anticipation of the creation of PSI and
                                                     palmOne.  These are typically designated with a “v” following the ticker symbol, for example:
                                                     PLMOv and PSRCv.

October 28                                Stockholder meeting at 8am PST.

October 28                                Contingent on stockholder approval and after close of after market trading (5pm PST):  1. Owners of Palm common stock will receive a “distribution” of PSI common stock; 2.  PALM ceases trading.

If you are intending to exercise your stock options and hold the shares in order to participate in the

PSI Distribution, the cut-off for option exercises to be effective on the Distribution Date is the close of NASDAQ National Market trading (1:00pm PST).  We recommend that if this is your intention,

you exercise your options well in advance of the cut-off time.

October 29                                 PLMO and PSRC begin trading upon opening of  the market.

October 29 thru 31                   No stock option exercises while the outstanding stock options are adjusted for the new exercise price and share quantities.  While there can be no assurances, it is possible that this period may be shorter and, if it is shorter, that change will be conveyed to you.  Please note, there is no impact on ability to trade shares which are owned.

November 3                              Adjusted palmOne options available for review and exercise (or possibly sooner as described above).

November 15                            Trading Window closes for all palmOne employees - normal quarter-end blackout period.

Stock (Shares actually owned by employees or other stockholders)

At the time of the PSI Distribution:

Any employee or stockholder owning Palm common stock on the
Distribution Date (as part of ESPP or otherwise) will receive PSI common stock as a Distribution

The PSI Distribution will be approximately 0.32 shares of PSI common stock for each share of Palm common stock owned:

Final exchange ratio will be based on the actual number of shares outstanding on the Distribution Date

No fractional shares will be issued; stockholders otherwise entitled to a fractional share will instead receive cash for that fractional share

At the time of the PSI Distribution:

Employees will have their Palm options converted to palmOne options, maintaining the same Option Intrinsic Value that existed prior to the PSI
Distribution (based on the NASDAQ National Market closing price for Palm common stock on the Distribution Date).

The Option Intrinsic Value will be maintained by adjusting both the exercise price and the number of shares underlying options that each employee holds. The “adjustment ratio” is determined based on comparing the NASDAQ National Market closing  price of Palm common stock on the
Distribution Date versus the NASDAQ National Market opening price of
palmOne common stock on the first trading day following the Distribution
Date.   This adjustment method is very strictly defined by accounting standards with no flexibility permitted– for example to select different days to compare prices.

All other terms and conditions, such as the vesting schedules and option terms remain the same, subject to local tax, accounting and legal regulations.

Options (The right to purchase a specified number of shares of stock at a fixed price within a specified period of time)

Example 1:  Adjusting Options at Time of PSI Distribution
                                           (hypothetical “in the money” options)

Pre-PSI Distribution Assumptions and Calculations

Closing price PALM (on Distribution Date) = $20

Number of shares underlying options owned:  100 PALM

Total value = $2,000 (100 X $20)

Exercise price/share = $14

Total exercise price = $1,400 (100 X $14)

Option Intrinsic Value = $600 ($2,000 - $1,400)

Post-PSI Distribution Assumptions and Calculations

Opening price PLMO (on day after Distribution Date) = $15

Adjustment Ratio = .75 ($15 PLMO/$20 PALM)

Adjusted number of shares underlying options outstanding * = 133 PLMO (100 /.75)

Adjusted exercise price/share = $10.50 ($14.00 X.75)

Total value = ~$2,000 (133 X $15)

Total exercise price = ~$1,400 (133 X $10.50)

Option Intrinsic Value = ~$600 ($2,000 - $1,400)

Disclaimer: Values shown and number of shares and share prices are examples only. In addition,  there may be differences by country, depending on local law, rules and regulations.

*  If the adjustment ratio applied to the number of shares underlying an option results in a fractional share underlying the option, the factional share is truncated.

Example 2:  Adjusting Options at Time of PSI Distribution
                                   (hypothetical “underwater” options)

Pre-PSI Distribution Assumptions and Calculations

Closing price PALM (on Distribution Date) = $20

Number of options owned:  100 PALM

Exercise price/share = $40

Total value = $2,000 (100 X $20)

Total exercise price = $4,000 (100 X $40)

Option intrinsic value = <$2,000> ($2,000 - $4,000)

Post-PSI Distribution Assumptions and Calculations

Opening price PLMO (on day immediately following Distribution Date) = $15

Adjustment Ratio = .75 ($15 PLMO/$20 PALM)

Adjusted number of options outstanding* = 133 PLMO(100 /.75)

Adjusted exercise price/share = $30 ($40 X .75)

Total value = ~$2,000 (133 X $15)

Total exercise price = ~$4,000 (133 X $30)

Option Intrinsic Value = ~<$2,000> ($2,000 - $4,000)

Disclaimer: Values shown and number of shares and share prices are examples only. In addition,  there may be differences by country, depending on local law

*  If the adjustment ratio applied to the number of shares underlying an option results in a fractional share underlying the option, the factional share is truncated.

At the time of the PSI Distribution:

The current offering price will be adjusted in accordance with the adjustment ratio.  The purchase price for the current purchase period will be based on 85% of the lower of the “adjusted” offering price or the purchase date closing market price of palmOne common stock.

Current ESPP Offering Prices:

Employees enrolled in the April 1, 2003 offering period have an offering price of $9.66 (less 15% discount, or $8.21); employees enrolled in the
October 1, 2003 offering period have an offering price of $20.57 (less 15%
discount or $17.48).

All other terms and conditions remain the same, subject to local tax, accounting and legal regulations

Employee Stock Purchase Plan (ESPP)

Example 3:  Adjusting ESPP Current Purchase Price
                                 (hypothetical adjustment to April 1, 2003 offering price)

Pre-PSI Distribution Assumptions

Closing price PALM (on Distribution Date) = $20

Discounted April 1, 2003 ESPP offering price =  $8.21

Post-PSI Distribution Assumptions and Calculations

Opening price PLMO (on the first trading day immediately following the Distribution Date) = $15

Adjustment Ratio = .75 ($15 PLMO/$20 PALM)

Adjusted discounted April 1, 2003 ESPP offering price = $6.16 ($8.21 x ..75)

Disclaimer: Values shown on share prices are examples only. In addition,  there may be differences by country, depending on local law

Example 4:  Adjusting ESPP Current Purchase Price
                                                   (hypothetical adjustment to October 1, 2003 offering price)

Pre-PSI Distribution Assumptions

Closing price PALM (on Distribution Date) = $20

Discounted October 1, 2003 ESPP offering price:  $17.48

Post-PSI Distribution Assumptions and Calculations

Opening price PLMO (on day immediately following distribution)= $15

Adjustment Ratio = .75 ($15 PLMO/$20 PALM)

Adjusted discounted October 1, 2003 ESPP offering price = $13.11 ($17.48 x .75)

Disclaimer: Values shown on share prices are examples only. In addition, there may be differences by country, depending on local law

Adjustment of Cost Basis for Stock Owned

There is no immediate tax consequence* as a result of the conversion to
palmOne shares or stock options or the adjustment to the number of shares underlying an option and their associated exercise price or the adjustment of the ESPP offering price.

After the PSI Distribution, all stock holders should be aware that the cost basis in their palmOne shares and their PSI shares will also be adjusted.  This is important to understand in order to calculate the gain/loss in the event these shares are subsequently sold.

For more details, see Frequently Asked Questions in the Investor Relations
section on palmOne.com.  Following Distribution, this site will be updated with specific examples.

http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=palm&script=1801

Disclaimer:  Stockholders should consult their tax advisors regarding the application of this calculation to their particular circumstances.

*  There may be a slight gain/loss associated with the cash payout in lieu of any fractional share that otherwise would have been issued in the PSI Distribution; this only applies to holders of Palm stock on Distribution Day.

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the distribution of PalmSource shares to the stockholders of Palm and the acquisition of Handspring; the timing of the stockholder vote relating to the distribution and acquisition transactions; the timing of the distribution of PalmSource shares, the adjustments to outstanding options and other key dates related to the transactions; and the effect of the transactions on existing Palm stock, stock options and employee stock purchase plan participation. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions for the transactions; and fluctuations in the market price of Palm stock and the market price of PalmSource stock both before and following the transaction.
A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm's most recent filings with the
Securities and Exchange Commission, including its annual report on Form 10-K/A and the Registration
Statement on Form S-4. Palm does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and
Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on
Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of
Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the
SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting
Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource
Investor Relations (Kip Meintzer at 408.400.3000 or Kip.Meintzer@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein.
Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003, as such filing may be amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).